EXHIBIT 16.1




July 30, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


We have  read Item 4 of  Amendment  No.1 to Form 8-K dated  July 30,  2004,  of
Fred's, Inc. and are in agreement with the statements contained in paragraph one, sentences one, three, and six; paragraphs three and four; paragraph five, sentences one, two, and three; and paragraph six on pages one and two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the weaknesses in internal control to prepare financial statements, included in the fifth paragraph, sentences one and three, on page two therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2003 financial statements.



                                          /s/ Ernst & Young LLP